

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Jeffery L. Bateman
Rocky Mountain Plantings, Inc.
44140 CS 2710
Cyril, OK 73029

> **RE:** **Rocky Mountain Plantings, Inc.**
> **Form 10**
> **Filed January 6, 2011**
> **File No.: 000-54237**

Dear Mr. Batemen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Item 1. Business, page 2

1. Note 10 in your financial statements indicate that the company's majority shareholder sold his stock to an investor in November 2010 which resulted in a change of control of the company. Please revise to address the material terms of the noted change in control and identify the parties to the agreement. We may have further comment.

2. We note your statement that "the company has a trading symbol and is quoted on the Over The Counter Bulletin Board." We also note your statement in the section "Market Price of and Dividends on the Registrant's Common Equity …" that there is no trading market for the company's common stock. Please revise to clarify whether there is a trading market in the company's common stock. If there is a trading market,

supplementally advise us of the company's the trading symbol on the OTCBB and clarify the price range and volume of trading in the company's stock.

Item 2. Financial Information, page 7

3. Please clarify your statements that in the second paragraph of this section that you estimate ongoing expenses to be $15,000 per year and that you believe that $5000 from your recent sale of stock in May 2010 and $5,000 from a promissory note in November 2010 will cover your expenses for the coming year. Also revise to indicate the current amount of working capital available to the company.

Properties, page 8

4. Please revise to state the location of the company office. Also address the suitability and adequacy of the company office. Finally, clarify whether the agreement with Mr. Bateman is a written agreement and whether the agreement is legally enforceable.

Security Ownership of Certain Beneficial Owners and Management, page 8

5. Supplementally advise us of any affiliation between the company and Craig Davis.

Directors and Executive Officers, page 9

6. We note your statement that "[t]o the knowledge of the company, during the past ten years …." The company is in a position to know about the noted legal proceedings. Revise to delete the phrase "to the knowledge of the company".

7. Please revise to provide the disclosure required by Item 401(g) of Regulation S-K.

Executive Compensation, page 10

8. Please revise to provide the disclosure of the compensation for the fiscal year ended 2010.

Certain Relationships and Related Transactions, page 10

9. We note that as of September 30, 2010 the company has a note receivable from a related party. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K or advise us why the disclosure is not required.

10. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K.

<u>Financial Statements</u>

11. Please update your financial statements to the extent necessary. Refer to Rule 8-08 of Regulation S-X.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with any questions.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director

cc: Cletha Walstrand, Esq.
    Via facsimile to: 435-688-7318